Securities Act File No. 333-284300

As filed with the Securities and Exchange Commission on May 13, 2025

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No.  2

(Check appropriate box or boxes)

LAZARD ACTIVE ETF TRUST

(Exact Name of Registrant as Specified in Charter)

(212) 632-6000

(Registrant’s Telephone Number, including Area Code)

30 Rockefeller Plaza,

New York, New York 10112

(Address of Principal Executive: Number, Street, City, State, Zip Code)

Mark R. Anderson, Esq.

30 Rockefeller Plaza

New York, New York 10112

(Name and Address of Agent for Services)

Copy to:

Allison Fumai, Esq.

Dechert LLP 1095

Avenue of the Americas

New York, New York 10036

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

EXPLANATORY NOTE

The purpose of this filing is to file (i) the final Agreement and Plan of Reorganization between The Lazard Funds, Inc., on behalf of its series Lazard International Equity Advantage Portfolio (the “Acquired Portfolio”), and Lazard Active ETF Trust (the “Registrant”), on behalf of its series Lazard International Dynamic Equity ETF (the “Acquiring Portfolio”) as Exhibit (4) to Item 16 to this Registration Statement on Form N-14 (the “Registration Statement”) and (ii) the opinion of Dechert LLP supporting the tax matters and consequences to shareholders in connection with the reorganization of the Acquired Portfolio into the Acquiring Portfolio as Exhibit (12) to Item 16 to this Registration Statement.

The Information Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, in Post-Effective Amendment No. 1 to Registrant’s Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2025 (Accession No. 0000930413-25-000652) are incorporated by reference herein.

PART C

OTHER INFORMATION

ITEM 15.	INDEMNIFICATION.

Article VII, Section 7.5 of the Amended and Restated Declaration of Trust of the Registrant, a Delaware statutory trust, provides for indemnification of the Trustees, officers and employees of the Registrant by the Registrant, subject to certain limitations. The Declaration of Trust is incorporated by reference to Exhibit (a).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Reference also is made to the Distribution Agreement filed as Exhibit 7.

ITEM 16.	EXHIBITS.

(1)(a)	Certificate of Trust(1)
(b) (c)	Amended and Restated Declaration of Trust(1) Schedule A to the Amended and Restatement Declaration of Trust(1)
(2)	By-Laws(1)

(3) (4) (5)	Not applicable. Agreement and Plan of Reorganization* Not applicable.

(6)	Form of Management Agreement with Lazard Asset Management LLC(1)

(7)	Form of Distribution Agreement(1)

(8) (9)	Not Applicable. Form of Custody Agreement(1)

(10)	Not applicable.

(11)	Opinion and Consent of Dechert LLP(1)

(12)

Opinion of Dechert LLP supporting the tax matters and consequences to shareholders of the Acquired Portfolio with respect solely to the transaction between the Acquired Portfolio and the Acquiring Portfolio pursuant to the Agreement and Plan of Reorganization*

(13)(a) (b) (c) (d)	Form of Accounting Agreement(1) Form of Administration Agreement(1) Form of Transfer Agency and Service Agreement(1) Form of Authorized Participant Agreement(1)

(14)(a) (b)	Consent of Independent Registered Public Accounting Firm(2) Consent of Dechert LLP(1)

(15)	Not applicable.

(16)	Powers of Attorney of Trustees and Principal Financial Officer and Treasurer(1)

*	Filed herewith.

1.	Incorporated by reference from Registrant’s Registration Statement on Form N-14 (Accession No. 0000930413-25-000094) filed with the Securities and Exchange Commission on January 15, 2025.
2.	Incorporated by reference from Post-Effective Amendment No.1 to Registrant’s Registration Statement on Form N-14 (Accession No. 0000930413-25-000652) filed with the Securities and Exchange Commission on February 21, 2025.

ITEM 17.	UNDERTAKINGS.

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or part who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of May, 2025.

LAZARD ACTIVE ETF TRUST

By:	/s/ Nathan A. Paul*
Nathan A. Paul, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Nathan A. Paul* Nathan A. Paul	President and Trustee	May 13, 2025

/s/ Christina Kennedy Christina Kennedy	Chief Financial Officer and Treasurer and Principal Accounting Officer	May 13, 2025

/s/ Evan L. Russo* Evan L. Russo	Trustee	May 13, 2025

/s/ Franci J. Blassberg* Franci J. Blassberg	Trustee	May 13, 2025

/s/ Kenneth S. Davidson* Kenneth S. Davidson	Trustee	May 13, 2025

/s/ Nancy A. Eckl* Nancy A. Eckl	Trustee	May 13, 2025

/s/ Trevor W. Morrison* Trevor W. Morrison	Trustee	May 13, 2025

/s/ Richard Reiss, Jr.* Richard Reiss, Jr.	Trustee	May 13, 2025

/s/ Robert M. Solmson* Robert M. Solmson	Trustee	May 13, 2025

*By:	/s/ Robert Spiro
Attorney-in-fact, Robert Spiro

EXHIBIT INDEX

(4)	Agreement and Plan of Reorganization
(12)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders of the Acquired Portfolio with respect solely to the transaction between the Acquired Portfolio and the Acquiring Portfolio pursuant to the Agreement and Plan of Reorganization